Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and six-month periods ended July 31, 2023 and 2022

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Six-month periods ended
	Notes	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022

Revenues	14	$2,778.0	$2,438.5	$5,207.4	$4,247.8
Cost of sales		2,080.4	1,835.8	3,886.3	3,190.7
Gross profit		697.6	602.7	1,321.1	1,057.1

Operating expenses
Selling and marketing		117.1	98.3	244.6	202.7
Research and development		102.7	82.1	204.4	166.1
General and administrative		93.8	74.3	192.6	144.4
Other operating expenses (income)	15	5.2	2.2	18.8	(1.5)
Total operating expenses		318.8	256.9	660.4	511.7
Operating income		378.8	345.8	660.7	545.4

Financing costs	16	47.2	27.8	91.5	44.3
Financing income	16	(6.1)	(1.5)	(7.6)	(4.3)
Foreign exchange (gain) loss on long-term debt		(77.0)	(0.2)	(33.6)	16.0
Income before income taxes		414.7	319.7	610.4	489.4
Income tax expense	17	76.0	82.0	117.2	130.7
Net income		$338.7	$237.7	$493.2	$358.7

Attributable to shareholders		$337.7	$236.5	$491.9	$357.4

Attributable to non-controlling interest		$1.0	$1.2	$1.3	$1.3

Basic earnings per share	13	$4.34	$3.00	$6.28	$4.47

Diluted earnings per share	13	$4.26	$2.94	$6.16	$4.38

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Six-month periods ended

	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022

Net income	$338.7	$237.7	$493.2	$358.7

Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	57.5	(1.5)	48.5	35.1
Net changes in unrealized loss on translation of foreign operations	(11.7)	(13.2)	(2.8)	(30.0)
Income tax (expense) recovery	(15.4)	0.5	(12.9)	(9.5)
	30.4	(14.2)	32.8	(4.4)

Items that will not be reclassified subsequently to net income
Actuarial gains on defined benefit pension plans	9.6	5.6	7.9	71.8
Gain (loss) on fair value of restricted investments	0.1	(0.2)	—	(1.0)
Income tax expense	(2.5)	(1.1)	(2.0)	(17.8)
	7.2	4.3	5.9	53.0
Total other comprehensive income (loss)	37.6	(9.9)	38.7	48.6
Total comprehensive income	$376.3	$227.8	$531.9	$407.3

Attributable to shareholders	$375.8	$227.0	$531.9	$406.4

Attributable to non-controlling interest	$0.5	$0.8	$—	$0.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	July 31, 2023	January 31, 2023

Cash and cash equivalents		$388.5	$202.3
Trade and other receivables		467.3	655.0
Income taxes and investment tax credits receivable		73.9	43.9
Other financial assets	3	141.1	122.6
Inventories	4	2,352.6	2,290.1
Other current assets	5	75.0	66.7
Total current assets		3,498.4	3,380.6

Investment tax credits receivable		32.0	21.5
Other financial assets	3	69.7	69.3
Property, plant and equipment		1,863.2	1,810.4
Intangible assets		733.4	741.3
Right-of-use assets		170.5	180.3
Deferred income taxes		286.5	257.9
Other non-current assets	5	2.8	3.3
Total non-current assets		3,158.1	3,084.0

Total assets		$6,656.5	$6,464.6

Bank overdraft	6	$29.0	$29.0
Trade payables and accruals		1,379.5	1,548.2
Provisions	7	697.4	544.7
Other financial liabilities	8	145.8	90.7
Income tax payable		53.0	81.3
Deferred revenues		91.5	85.3
Current portion of long-term debt	9	61.9	59.4
Current portion of lease liabilities		46.0	44.7
Total current liabilities		2,504.1	2,483.3

Long-term debt	9	2,671.7	2,730.8
Lease liabilities		141.8	152.2
Provisions	7	134.2	120.5
Other financial liabilities	8	61.7	59.8
Deferred revenues		112.4	141.5
Employee future benefit liabilities		150.3	158.0
Deferred income taxes		79.2	58.9
Other non-current liabilities		19.6	19.5
Total non-current liabilities		3,370.9	3,441.2
Total liabilities		5,875.0	5,924.5

Equity		781.5	540.1

Total liabilities and equity		$6,656.5	$6,464.6

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the six-month period ended July 31, 2023

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus	Retained earnings	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2023	$255.8	$58.8	$175.5	$7.4	$37.4	$534.9	$5.2	$540.1
Net income	—	—	491.9	—	—	491.9	1.3	493.2
Other comprehensive income (loss)	—	—	5.9	(1.5)	35.6	40.0	(1.3)	38.7
Total comprehensive income (loss)	—	—	497.8	(1.5)	35.6	531.9	—	531.9
Dividends	—	—	(28.1)	—	—	(28.1)	—	(28.1)
Issuance of subordinate shares	21.0	(5.7)	—	—	—	15.3	—	15.3
Repurchase of subordinate shares (Note 10)	(14.6)	(73.0)	(201.6)	—	—	(289.2)	—	(289.2)
Stock-based compensation	—	11.5 [a]	—	—	—	11.5	—	11.5

Balance as at July 31, 2023	$262.2	$(8.4)	$443.6	$5.9	$73.0	$776.3	$5.2	$781.5

 [a] Includes $0.6 million of income tax recovery.

For the six-month period ended July 31, 2022

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity (deficit)
Balance as at January 31, 2022	$260.6	$(3.2)	$(404.3)	$(2.9)	$14.2	$(135.6)	$2.8	$(132.8)
Net income	—	—	357.4	—	—	357.4	1.3	358.7
Other comprehensive income (loss)	—	—	53.0	(29.6)	25.6	49.0	(0.4)	48.6
Total comprehensive income (loss)	—	—	410.4	(29.6)	25.6	406.4	0.9	407.3
Dividends	—	—	(25.6)	—	—	(25.6)	—	(25.6)
Issuance of subordinate shares	6.4	(1.9)	—	—	—	4.5	—	4.5
Repurchase of subordinate shares (Note 10)	(20.2)	47.2	(279.8)	—	—	(252.8)	—	(252.8)
Stock-based compensation	—	8.6 [a]	—	—	—	8.6	—	8.6

Balance as at July 31, 2022	$246.8	$50.7	$(299.3)	$(32.5)	$39.8	$5.5	$3.7	$9.2

 [a] Includes $1.2 million of income tax expense.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Six-month periods ended
	Notes	July 31, 2023	July 31, 2022

OPERATING ACTIVITIES
Net income		$493.2	$358.7
Non-cash and non-operating items:
Depreciation expense		188.1	144.1
Income tax expense	17	117.2	130.7
Foreign exchange (gain) loss on long-term debt		(33.6)	16.0
Interest expense and transaction costs	16	86.2	40.8
Other		2.1	—
Cash flows generated from operations before changes in working capital		853.2	690.3
Changes in working capital:
Decrease in trade and other receivables		193.5	70.8
Increase in inventories		(79.7)	(537.6)
Increase in other assets		(26.3)	(45.8)
Decrease in trade payables and accruals		(162.4)	(23.1)
Increase (decrease) in other financial liabilities		8.7	(16.2)
Increase in provisions		174.0	108.9
Decrease in other liabilities		(22.1)	(27.1)
Cash flows generated from operations		938.9	220.2
Income taxes paid, net of refunds		(190.7)	(221.2)
Net cash flows generated from (used in) operating activities		748.2	(1.0)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(204.9)	(192.2)
Additions to intangible assets		(15.5)	(28.8)
Other		4.9	(1.5)
Net cash flows used in investing activities		(215.5)	(222.5)

FINANCING ACTIVITIES
Issuance of long-term debt	9	3.3	244.5
Increase in revolving credit facilities		—	237.4
Long-term debt amendment fees		—	(1.9)
Repayment of long-term debt	9	(29.5)	(88.5)
Repayment of lease liabilities		(23.4)	(16.6)
Interest paid		(83.4)	(35.6)
Issuance of subordinate voting shares		15.3	4.5
Repurchase of subordinate voting shares	10	(210.4)	(305.5)
Dividends paid		(28.1)	(25.6)
Other		0.5	(4.9)
Net cash flows generated from (used in) financing activities		(355.7)	7.8
Effect of exchange rate changes on cash and cash equivalents		9.2	9.0
Net increase (decrease) in cash and cash equivalents		186.2	(206.7)
Cash and cash equivalents at the beginning of period		202.3	265.8
Cash and cash equivalents at the end of period		$388.5	$59.1

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2023 and 2022 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2023 and 2022 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2023 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Pinion GmbH in Germany for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On September 6, 2023, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2023 and 2022.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	July 31, 2023	January 31, 2023
Restricted investments [a]	$12.9	$12.9
Derivative financial instruments	127.1	106.5
Advances to suppliers related to property, plant and equipment	40.2	36.2
Other	30.6	36.3
Total other financial assets	$210.8	$191.9
Current	141.1	122.6

Non-current	69.7	69.3
Total other financial assets	$210.8	$191.9

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to derivative financial instruments and restricted investments.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	July 31, 2023	January 31, 2023
Materials and work in progress	$1,104.3	$1,175.5
Finished products	854.3	746.1
Parts, accessories and apparel	394.0	368.5
Total inventories	$2,352.6	$2,290.1

The Company recognized in the condensed consolidated interim statements of net income during the three- and six-month periods ended July 31, 2023, a write-down on inventories of $7.1 million and $14.4 million respectively ($4.7 million and $11.0 million respectively during the three- and six-month periods ended July 31, 2022).

5.	OTHER ASSETS

The Company’s other assets were as follows, as at:

	July 31, 2023	January 31, 2023
Prepaids	$61.9	$45.3
Deferred financing cost	4.0	4.9
Other	11.9	19.8
Total other assets	$77.8	$70.0
Current	75.0	66.7

Non-current	2.8	3.3
Total other assets	$77.8	$70.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6	REVOLVING CREDIT FACILITIES

As at July 31, 2023, the Company had no outstanding indebtedness under its $1,500.0 million Revolving Credit Facilities and has a $29.0 million outstanding bank overdraft.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at EURIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at July 31, 2023, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	Term SOFR plus 1.45% per annum; or
(b)	U.S. Base Rate plus 0.45% per annum; or
(c)	U.S. Prime Rate plus 0.45% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% per annum; or
(b)	Canadian Prime Rate plus 0.45% per annum

(iii)	Euros at EURIBOR plus 1.45% per annum.

As at July 31, 2023, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	PROVISIONS

The Company’s provisions were as follows, as at:

	July 31, 2023	January 31, 2023
Product-related	$787.2	$620.9
Other	44.4	44.3
Total provisions	$831.6	$665.2
Current	697.4	544.7
Non-current	134.2	120.5
Total provisions	$831.6	$665.2

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Other	Total
Balance as at January 31, 2023	$620.9	$44.3	$665.2
Expensed during the period	661.4	14.1	675.5
Paid during the period	(481.5)	(13.5)	(495.0)
Reversed during the period	(2.0)	(0.1)	(2.1)
Effect of foreign currency exchange rate changes	(9.5)	(0.4)	(9.9)
Unwinding of discount and effect of changes in discounting estimates	(2.1)	—	(2.1)
Balance as at July 31, 2023	$787.2	$44.4	$831.6

8.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	July 31, 2023	January 31, 2023
Dealer holdback programs and customer deposits	$58.1	$48.0
Due to Bombardier Inc.	22.7	22.7
Derivative financial instruments	14.1	41.2
Non-controlling interest liability	22.4	20.8
Financial liability related to NCIB (Note 10)	73.0	—
Other	17.2	17.8
Total other financial liabilities	$207.5	$150.5
Current	145.8	90.7
Non-current [a]	61.7	59.8
Total other financial liabilities	$207.5	$150.5

[a] The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling interest liability.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT

As at July 31, 2023 and January 31, 2023, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

July 31, 2023
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	7.42%	7.46%	U.S. $1,469.6	$1,931.3	[a]
Term Loan B-2	December 2029	8.82%	9.43%	U.S. $496.3	634.4	[a]
Term Loans	Dec. 2023 to Dec. 2030	0.87% to 4.81%	1.90% to 6.28%	€120.1	167.9
Total long-term debt					$2,733.6
Current					61.9
Non-current					2,671.7
Total long-term debt					$2,733.6
[a] Net of unamortized transaction costs of $2.8 million for Term Loan B-1 and $18.7 million for Term Loan B-2.
January 31, 2023
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	6.57%	6.61%	U.S. $1,477.2	$1,966.4	[a]
Term Loan B-2	December 2029	8.06%	8.66%	U.S. $498.8	645.0	[a]
Term Loans	Mar. 2023 to Dec. 2030	0.87% to 3.41%	1.90% to 3.81%	€128.6	178.8
Total long-term debt					$2,790.2
Current					59.4
Non-current					2,730.8
Total long-term debt					$2,790.2

[a]	Net of unamortized transaction costs of $3.1 million for Term Loan B-1 and $20.1 million for Term Loan B-2.

The following table explains the changes in long-term debt during the six-month period ended July 31, 2023:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2023	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at July 31, 2023
Term Facility	$2,611.4	$—	$(13.5)	$(33.6)	$1.4	$2,565.7
Term Loans	178.8	3.3	(16.0)	0.2	1.6	167.9
Total	$2,790.2	$3.3	$(29.5)	$(33.4)	$3.0	$2,733.6

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility

On March 10, 2023, the Company amended its Term Loan B-1 by replacing the LIBOR references with SOFR references, with all other conditions remaining the same.

As at July 31, 2023, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	Term SOFR plus 2.00% per annum, with a Term SOFR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

As at July 31, 2023, the cost of borrowing under the Term Loan B-2 was as follows:

(i)	Term SOFR, plus 3.50% per annum, with a Term SOFR floor of 0.5%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing under SOFR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $10.1 million ($13.5 million) during the six-month period ended July 31, 2023. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at July 31, 2023 and 2022, the Company was not required to repay any portion of the Term Facility under this requirement.

b)	Term Loans

During the six-month period ended July 31, 2023, the Company entered into an unsecured loan agreement at a favourable interest rate under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €2.3 million ($3.3 million) with an interest rate varying between 1.00% to 4.20%, with maturity dates varying from March 2027 to December 2027.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2023	36,522,508	$252.4
Issued upon exercise of stock options	384,127	21.0
Issued in exchange of multiple voting shares	64,856	—	[a]
Repurchased under the normal course issuer bid program	(2,043,300)	(14.6)
Balance as at July 31, 2023	34,928,191	$258.8

Multiple voting shares
Balance as at January 31, 2023	42,384,200	3.4
Exchanged for subordinate voting shares	(64,856)	—	[a]
Balance as at July 31, 2023	42,319,344	$3.4

Total outstanding as at July 31, 2023	77,247,535	$262.2

[a]	The accounting value recorded on this transaction is immaterial, therefore presented as nil.

Normal Course Issuer Bid Program (“NCIB”)

During the six-month period ended July 31, 2023, the Company continued its share repurchases under the NCIB that was announced and started during the fiscal year ended January 31, 2023 and repurchased 2,043,300 subordinate voting shares for a total consideration of $213.0 million.

As at July 31, 2023, a $73.0 million financial liability, with a corresponding amount in equity, was recorded in the condensed consolidated interim statements of financial position in relation with the NCIB. This liability represented the value of subordinate voting shares expected to be repurchased by a designated broker under an automatic share purchase plan from August 1st to September 8, 2023. This automatic share purchase plan allows for the purchase of subordinate voting shares under pre-set conditions at times when the Company would ordinarily not be permitted due to regulatory restrictions or self-imposed blackout periods. These subordinate voting shares are included in the outstanding subordinate voting shares as at July 31, 2023. During the six-month period ended July 31, 2023, the Company recognized a gain of $3.2 million in financing income related to the automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $213.0 million, $14.6 million represents the carrying amount of the shares repurchased, $201.6 million represents the amount charged to retained losses and $3.2 million represents the gain recognized in net income.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	STOCK OPTION PLAN

During the six-month period ended July 31, 2023 and 2022, the Company granted respectively 576,100 and 550,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $103.78 and $104.07 respectively. The fair value of the options at the grant date was $41.99 and $41.02, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

12.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended July 31, 2023	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$2,653.3	$126.9	$(2.2)	$2,778.0
Cost of sales	1,949.3	133.3	(2.2)	2,080.4
Gross profit (loss)	704.0	(6.4)	—	697.6

Total operating expenses				318.8
Operating income				378.8

Financing costs				47.2
Financing income				(6.1)
Foreign exchange gain on long-term debt				(77.0)
Income before income taxes				414.7
Income tax expense				76.0

Net income				$338.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION [CONTINUED]

For the three-month period ended July 31, 2022	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$2,306.8	$139.5	$(7.8)	$2,438.5
Cost of sales	1,723.4	120.2	(7.8)	1,835.8
Gross profit	583.4	19.3	—	602.7

Total operating expenses				256.9
Operating income				345.8

Financing costs				27.8
Financing income				(1.5)
Foreign exchange gain on long-term debt				(0.2)
Income before income taxes				319.7
Income tax expense				82.0

Net income				$237.7

For the six-month period ended July 31, 2023	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$4,963.4	$249.2	$(5.2)	$5,207.4
Cost of sales	3,629.1	262.4	(5.2)	3,886.3
Gross profit (loss)	1,334.3	(13.2)	—	1,321.1

Total operating expenses				660.4
Operating income				660.7

Financing costs				91.5
Financing income				(7.6)
Foreign exchange gain on long-term debt				(33.6)

Income before income taxes				610.4
Income tax expense				117.2

Net income				$493.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION [CONTINUED]

For the six-month period ended July 31, 2022	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$3,993.5	$271.6	$(17.3)	$4,247.8
Cost of sales	2,975.8	232.2	(17.3)	3,190.7

Gross profit	1,017.7	39.4	—	1,057.1

Total operating expenses				511.7
Operating income				545.4

Financing costs				44.3
Financing income				(4.3)
Foreign exchange loss on long-term debt				16.0

Income before income taxes				489.4
Income tax expense				130.7

Net income				$358.7

13.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Net income attributable to shareholders	$337.7	$236.5	$491.9	$357.4

Weighted average number of shares	77,874,472	78,959,785	78,357,505	80,000,264

Earnings per share - basic	$4.34	$3.00	$6.28	$4.47

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Net income attributable to shareholders	$337.7	$236.5	$491.9	$357.4

Weighted average number of shares	77,874,472	78,959,785	78,357,505	80,000,264
Dilutive effect of stock options	1,381,385	1,545,258	1,471,227	1,582,663
Weighted average number of diluted shares	79,255,857	80,505,043	79,828,732	81,582,927

Earnings per share - diluted	$4.26	$2.94	$6.16	$4.38

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Powersports
Year-Round Products	$1,461.6	$1,358.1	$2,794.9	$2,292.5
Seasonal Products	897.5	691.2	1,589.4	1,099.9
Powersports PA&A and OEM Engines	294.2	257.3	579.1	600.8
Marine	124.7	131.9	244.0	254.6
Total	$2,778.0	$2,438.5	$5,207.4	$4,247.8

The following table provides geographic information on the Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Six-month periods ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
United States	$1,742.6	$1,550.5	$3,239.2	$2,581.5
Canada	455.9	355.9	782.4	636.0
Europe	281.1	281.5	604.4	542.9
Asia Pacific	172.6	159.8	331.0	309.6
Latin America	121.9	88.7	242.6	172.4
Other	3.9	2.1	7.8	5.4
	$2,778.0	$2,438.5	$5,207.4	$4,247.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	OTHER OPERATING EXPENSES (INCOME)

Details of Other operating expenses (income) were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Foreign exchange loss on working capital elements	$15.7	$9.6	$13.3	$11.7
(Gain) loss on forward exchange contracts	(9.5)	(6.3)	7.8	(13.1)
Other	(1.0)	(1.1)	(2.3)	(0.1)
Total	$5.2	$2.2	$18.8	$(1.5)

16.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Interest on long-term debt	$40.5	$17.9	$79.0	$29.6
Transaction costs on long-term debt	—	0.7	—	0.7
Interest on lease liabilities	1.9	1.2	3.8	2.4
Net interest on employee future benefit liabilities	1.7	1.1	3.2	2.3
Interest and commitment fees on revolving credit facilities	1.7	6.2	3.4	8.1
Other	1.4	0.7	2.1	1.2
Financing costs	47.2	27.8	91.5	44.3

Financing income	(6.1)	(1.5)	(7.6)	(4.3)
Net financing costs	$41.1	$26.3	$83.9	$40.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022

Current income tax expense
Related to current year	$69.0	$104.9	$143.6	$172.3
Related to prior years	4.0	0.3	(2.1)	(0.9)
	73.0	105.2	141.5	171.4

Deferred income tax expense (recovery)
Temporary differences	11.8	(22.9)	(20.7)	(44.6)
Effect of income tax rate changes on deferred income taxes	(0.1)	0.1	(0.1)	0.1
Increase (decrease) in valuation allowance	(8.7)	(0.4)	(3.5)	3.8
	3.0	(23.2)	(24.3)	(40.7)
Income tax expense	$76.0	$82.0	$117.2	$130.7

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Six-month periods ended
	July 31, 2023		July 31, 2022		July 31, 2023		July 31, 2022

Income taxes calculated at statutory rates	$109.9	26.5%	$84.7	26.5%	$161.8	26.5%	$129.7	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(0.5)		1.1		(3.1)		4.5
Effect of income tax rate changes on deferred income taxes	(0.1)		0.1		(0.1)		0.1
Increase (decrease) in valuation allowance	(8.7)		(0.4)		(3.5)		3.8
Recognition of income taxes on foreign currency translation	(3.5)		(1.5)		(13.8)		(3.0)
Recognition of income taxes on inflation	0.5		(2.1)		(1.1)		(5.1)
Permanent differences [a]	(9.8)		0.5		(4.1)		0.7
Recognition of Canadian tax incentives	(11.7)		—		(20.5)		—
Other	(0.1)		(0.4)		1.6		—
Income tax expense	$76.0		$82.0		$117.2		$130.7

[a]	The permanent differences result mainly from the foreign exchange (gain) loss on long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at July 31, 2023
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$12.9	$12.9

Non-controlling interest liability (Note 8)	Level 3	$(22.4)	$(22.4)

Derivative financial instruments
Forward exchange contracts
Favourable		$36.4	$36.4
(Unfavourable)		(14.1)	(14.1)
Interest rate cap		90.7	90.7
	Level 2	$113.0	$113.0

Long-term debt (including current portion)
Term Facility (Note 9)	Level 1	$(2,565.7)	$(2,572.6)
Term Loans (Note 9)	Level 2	(167.9)	(172.5)
		$(2,733.6)	$(2,745.1)

For cash, trade and other receivables, revolving credit facilities and bank overdraft, trade payables and accruals, and dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

Cash includes $7.0 million held by BRP Saint Petersburg LLC. This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at July 31, 2023:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,379.5	$—	$—	$—	$1,379.5
Long-term debt (including interest)	215.4	473.2	2,158.5	737.9	3,585.0
Lease liabilities (including interest)	51.8	80.7	40.0	38.8	211.3
Derivative financial instruments	13.0	1.1	—	—	14.1
Other financial liabilities	132.7	27.7	2.3	30.7	193.4
Total	$1,792.4	$582.7	$2,200.8	$807.4	$5,383.3